Final Term Sheet Dated March 11, 2026

Issuer Free Writing Prospectus
Filed Pursuant to Rule 433

relating to the
Preliminary Prospectus Supplement

dated March 11, 2026 and

Prospectus dated February 6, 2026

Registration Statement No. 333-293246

Amazon.com, Inc.

Floating Rate Notes due 2028

2.800% Notes due 2028

3.100% Notes due 2030

3.350% Notes due 2032

3.700% Notes due 2035

4.050% Notes due 2039

4.450% Notes due 2045

4.850% Notes due 2064

Pricing Term Sheet

Issuer:	Amazon.com, Inc. (the “Issuer”)
Security Type:	SEC registered
Ratings*:	A1 by Moody’s Investor Service, Inc. AA by Standard & Poor’s Ratings Services AA- by Fitch Ratings Inc.
Listing:

The Issuer intends to apply to list each series of the notes on the Nasdaq Bond Exchange (“Nasdaq”). The listing applications will be subject to approval by Nasdaq. The Issuer currently expects trading in each series of the notes on Nasdaq to begin within 30 days after the original issue date. If such a listing is obtained, the Issuer has no obligation to maintain such listing and the Issuer may delist any series of the notes at any time. Currently there is no public market for any series of the notes.

Trade Date:	March 11, 2026
Settlement Date (T+3)**:	March 16, 2026
Redemption for Tax Reasons:

The Issuer may redeem any series of the notes, in whole, but not in part, in the event of certain changes in the tax laws of a relevant Tax Jurisdiction (as defined in the Preliminary Prospectus Supplement) that would require the Issuer to pay additional amounts with respect to the notes of any series. The redemption price would be equal to 100% of the principal amount of the notes of such series to be redeemed, plus accrued and unpaid interest, if any (including, for the avoidance of doubt, any additional amounts), on the notes of such series to be redeemed to, but not including, the date of redemption.

Stabilization:	Relevant stabilization regulations apply (including FCA/ICMA)
Minimum Denominations:	€100,000 and multiples of €1,000 in excess thereof
Global Coordinator and Joint Book-Running Manager:	J.P. Morgan Securities plc
Joint Book-Running Managers:	Barclays Bank PLC

Merrill Lynch International

Société Générale

Citigroup Global Markets Limited

Deutsche Bank AG, London Branch

HSBC Bank plc

Wells Fargo Securities International Limited

BNP PARIBAS

Goldman Sachs & Co. LLC

Morgan Stanley & Co. International plc

RBC Europe Limited

Scotiabank (Ireland) Designated Activity Company

TD Global Finance unlimited company

Co-Managers:

Banco Bilbao Vizcaya Argentaria, S.A.

Banco Santander, S.A.

Bank of China (Europe) S.A.

NatWest Markets Plc

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

Commerzbank Aktiengesellschaft

Crédit Agricole Corporate and Investment Bank

UniCredit Bank GmbH

Academy Securities, Inc.

Drexel Hamilton, LLC

R. Seelaus & Co., LLC

Samuel A. Ramirez & Company, Inc.

Siebert Williams Shank & Co., LLC

Floating Rate Notes due 2028

Title:	Floating Rate Notes due 2028 (the “Floating Rate Notes”)
Size:	€1,750,000,000
Maturity Date:	March 16, 2028
Coupon (Interest Rate):

Applicable EURIBOR Rate (based on the three-month EURIBOR) plus 0.35% per annum; provided, however, that in no event will the interest rate on the 2028 Notes be less than zero.

The Applicable EURIBOR Rate during the initial interest period will be the Applicable EURIBOR Rate in effect on March 12, 2026.

Interest Reset Dates:	Quarterly on each March 16, June 16, September 16, and December 16, beginning on June 16, 2026
Interest Payment Dates:

Quarterly in arrears on each March 16, June 16, September 16, and December 16, beginning on June 16, 2026. If any date on which interest is payable on the Floating Rate Notes (other than any maturity date or earlier date of redemption) is not a business day, the payment of the interest payable on that date will be made on the immediately succeeding business day (and no additional interest will accrue on the amount so payable for the period from and after that floating rate interest payment date) unless that business day is in the succeeding calendar month, in which case such floating rate interest payment date will be the immediately preceding business day. If any maturity date or earlier date of redemption of the Floating Rate Notes is not a business day, the required payment will be made on the next business day as if it were made on the date the payment was due and no additional interest will accrue on the amount so payable for the period from and after that maturity date or that date of redemption, as the case may be.

The term “business day” means any day, other than a Saturday or Sunday, (i) which is not a day on which banking institutions in the City of New York or the City of London are authorized or required by law or executive order to close and (ii) on which the T2 system, or any successor thereto, operates.

Price to Public:	100.000% of the principal amount, plus accrued interest, if any
CUSIP / Common Code / ISIN:	023135 DL7 / 330516739 / XS3305167390

Fixed Rate Notes

Title:

2.800% Notes due 2028 (the “2028 Notes”)

3.100% Notes due 2030 (the “2030 Notes”)

3.350% Notes due 2032 (the “2032 Notes”)

3.700% Notes due 2035 (the “2035 Notes”)

4.050% Notes due 2039 (the “2039 Notes”)

4.450% Notes due 2045 (the “2045 Notes”)

4.850% Notes due 2064 (the “2064 Notes”)

Size:	2028 Notes: €1,250,000,000 2030 Notes: €2,000,000,000 2032 Notes: €2,250,000,000 2035 Notes: €2,500,000,000 2039 Notes: €2,250,000,000 2045 Notes: €1,250,000,000 2064 Notes: €1,250,000,000
Maturity Date:	2028 Notes: March 16, 2028 2030 Notes: March 16, 2030 2032 Notes: March 16, 2032 2035 Notes: March 16, 2035 2039 Notes: March 16, 2039 2045 Notes: March 16, 2045 2064 Notes: March 16, 2064
Coupon (Interest Rate):

2028 Notes: 2.800% per annum, accruing from March 16, 2026

2030 Notes: 3.100% per annum, accruing from March 16, 2026

2032 Notes: 3.350% per annum, accruing from March 16, 2026

2035 Notes: 3.700% per annum, accruing from March 16, 2026

2039 Notes: 4.050% per annum, accruing from March 16, 2026

2045 Notes: 4.450% per annum, accruing from March 16, 2026

2064 Notes: 4.850% per annum, accruing from March 16, 2026

Yield to Maturity:	2028 Notes: 2.821% 2030 Notes: 3.120% 2032 Notes: 3.379% 2035 Notes: 3.730% 2039 Notes: 4.086% 2045 Notes: 4.496% 2064 Notes: 4.854%

Spread to Benchmark Bund:	2028 Notes: + 48.2 bps 2030 Notes: + 63.3 bps 2032 Notes: + 74.2 bps 2035 Notes: + 86.3 bps 2039 Notes: + 94.2 bps 2045 Notes: + 112.2 bps 2064 Notes: + 136.1 bps
Benchmark Bund:

2028 Notes: DBR 0 ½ due February 15, 2028

2030 Notes: DBR 0 due February 15, 2030

2032 Notes: DBR 0 due February 15, 2032

2035 Notes: DBR 2 ½ due February 15, 2035

2039 Notes: DBR 1 due May 15, 2038

2045 Notes: DBR 2 ½ due July 4, 2044

2064 Notes: DBR 2.9 due August 15, 2056

Benchmark Bund Yield:	2028 Notes: 2.339% 2030 Notes: 2.487% 2032 Notes: 2.637% 2035 Notes: 2.867% 2039 Notes: 3.144% 2045 Notes: 3.374% 2064 Notes: 3.493%
Mid-Swap Yield:	2028 Notes: 2.521% 2030 Notes: 2.640% 2032 Notes: 2.749% 2035 Notes: 2.900% 2039 Notes: 3.056% 2045 Notes: 3.146% 2064 Notes: 2.974%
Spread to Mid-Swap Yield:	2028 Notes: + 30 bps 2030 Notes: + 48 bps 2032 Notes: + 63 bps 2035 Notes: + 83 bps 2039 Notes: + 103 bps 2045 Notes: + 135 bps 2064 Notes: + 188 bps
Interest Payment Dates:

In the case of the 2028 Notes, the 2030 Notes, the 2032 Notes, the 2035 Notes, the 2039 Notes, the 2045 Notes, and the 2064 Notes, March 16 of each year, beginning on March 16, 2027. If any date on which interest is payable on the fixed rate notes is not a business day, the payment of the interest payable (other than any maturity date or earlier date of redemption) on that date will be made on the immediately preceding business day with the same force and effect as if made on the scheduled payment date. If any maturity date or earlier date of redemption of the fixed rate notes is not a business day, the required payment will be made on the next business day as if it were made on the date the payment was due and no additional interest will accrue on the amount so payable for the period from and after that maturity date or that date of redemption, as the case may be.

Optional Redemption:	Each series of fixed rate notes may be redeemed in whole at any time or in part from time to time prior to the applicable Par Call Date (as set forth below), or, in the case of the 2028 Notes, at any time prior to maturity, at the Issuer’s option, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(1) 100% of the principal amount of the fixed rate notes of the applicable series to be redeemed, and

(2) the sum of the present values of the remaining scheduled payments of principal and interest thereon (exclusive of interest accrued to the redemption date) discounted to the redemption date on an annual basis (ACTUAL/ACTUAL (ICMA)), at the Comparable Government Bond Rate (as defined in the Preliminary Prospectus Supplement) plus 10 basis points in the case of the 2028 Notes, plus 10 basis points in the case of the 2030 Notes, plus 15 basis points in the case of the 2032 Notes, plus 15 basis points in the case of the 2035 Notes, plus 15 basis points in the case of the 2039 Notes, plus 20 basis points in the case of the 2045 Notes, and plus 20 basis points in the case of the 2064 Notes, plus, in either case, accrued interest and unpaid interest thereon, if any, to, but not including, the redemption date.

On or after the applicable Par Call Date, the Issuer may redeem the notes of each series of fixed rate notes (other than the 2028 Notes), in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the fixed rate notes being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.

Par Call Date:

2030 Notes: February 16, 2030 (one month prior to the maturity date of the 2030 Notes)

2032 Notes: January 16, 2032 (two months prior to the maturity date of the 2032 Notes)

2035 Notes: December 16, 2034 (three months prior to the maturity date of the 2035 Notes)

2039 Notes: December 16, 2038 (three months prior to the maturity date of the 2039 Notes)

2045 Notes: September 16, 2044 (six months prior to the maturity date of the 2045 Notes)

2064 Notes: September 16, 2063 (six months prior to the maturity date of the 2064 Notes)

Price to Public:

2028 Notes: 99.960% of the principal amount, plus accrued interest, if any

2030 Notes: 99.926% of the principal amount, plus accrued interest, if any

2032 Notes: 99.845% of the principal amount, plus accrued interest, if any

2035 Notes: 99.774% of the principal amount, plus accrued interest, if any

2039 Notes: 99.642% of the principal amount, plus accrued interest, if any

2045 Notes: 99.421% of the principal amount, plus accrued interest, if any

2064 Notes: 99.931% of the principal amount, plus accrued interest, if any

CUSIP / Common Code / ISIN:

2028 Notes: 023135 DM5 / 331752495 / XS3317524950

2030 Notes: 023135 DN3 / 330516879 / XS3305168794

2032 Notes: 023135 DP8 / 330516917 / XS3305169172

2035 Notes: 023135 DQ6 / 330516950 / XS3305169503

2039 Notes: 023135 DR4 / 330516976 / XS3305169768

2045 Notes: 023135 DS2 / 330516992 / XS3305169925

2064 Notes: 023135 DT0 / 330517018 / XS3305170188

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time. Each rating should be evaluated independently of any other rating.

** Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any day prior to the business date before delivery will be required, by virtue of the fact that the notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS – The notes are not intended to be offered, sold, or otherwise made available to and should not be offered, sold, or otherwise made available to any retail investor in the European Economic Area (“EEA”). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”); (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). Consequently, no key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling packaged retail and insurance based investment products or otherwise making them available to retail investors in the EEA has been prepared, and therefore offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

MIFID II PRODUCT GOVERNANCE / PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET – Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is eligible counterparties and professional clients only, each as defined in MiFID II; and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (for the purposes of this paragraph, a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

PROHIBITION OF SALES TO UK RETAIL INVESTORS – The notes are not intended to be offered, sold, or otherwise made available to and should not be offered, sold, or otherwise made available to any retail investor in the United Kingdom (“UK”). For these purposes, a retail investor means a person who is neither: (i) a “professional client” as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of assimilated law in the UK by virtue of the European Union (Withdrawal) Act 2018 (as amended, and together with any statutory instruments made in exercise of the powers conferred by such Act, the “EUWA”); nor (ii) a “qualified investor” as defined in paragraph 15 of Schedule 1 to The Public Offers and Admissions to Trading Regulations 2024 (the “UK POATRs”). Consequently, no key information document required by Regulation (EU) No 1286/2014 as it forms part of assimilated law in the UK by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling packaged retail and insurance based investment products or otherwise making them available to retail investors in the UK has been prepared, and therefore offering or selling the notes or otherwise making them available to any retail investor in the UK may be unlawful under the UK PRIIPs Regulation.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED KINGDOM – In the UK, this document is for distribution only to non-retail investors (being persons who are not “retail investors” as defined in the paragraph above titled “Prohibition of Sales to UK Retail Investors”) who are also: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (ii) high net worth bodies corporate, unincorporated associations and partnerships and trustees of high value trusts as described in Article 49(2)(a) to (c) (“high net worth companies, unincorporated associations etc.”) of the Order; or (iii) persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) in connection with the issue or sale of any securities may otherwise lawfully be communicated (all such persons together being referred to as “Relevant Persons”). In the UK, this document and the accompanying prospectus supplement and prospectus are directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. In the UK, any investment or investment activity to which this document and the accompanying prospectus supplement and prospectus relate is available only to Relevant Persons and will be engaged in only with Relevant Persons.

UK MIFIR PRODUCT GOVERNANCE//PROFESSIONAL INVESTORS AND ECPS ONLY TARGET MARKET - Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the notes has led to the conclusion that: (i) the target market for the notes is only eligible counterparties, as defined in the FCA Handbook Conduct of Business Sourcebook, and professional clients, as defined in Regulation (EU) No 600/2014 as it forms part of assimilated law by virtue of the EUWA (“UK MiFIR”); and (ii) all channels for distribution of the notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the notes (for the purposes of this paragraph, a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to the FCA Handbook Product Intervention and Product Governance Sourcebook (the “UK MiFIR Product Governance Rules”) is responsible for undertaking its own target market assessment in respect of the notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

The Issuer has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them by contacting J.P. Morgan Securities plc (for non-U.S. investors) at +44-20 7134-2468; J.P. Morgan Securities LLC (for U.S. investors) at +1-212-834-4533; Barclays Bank PLC at +1-888-603-5847; Merrill Lynch International at +1-800-294-1322; or Société Générale at +1-855-881-2108.